August 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jane Park

Re:	Ardent Health, Inc. Registration Statement on Form S-3 File No. 333-289763

Acceleration Request
Requested Date: August 25, 2025
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardent Health, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 25, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Michael P. Heinz of Sidley Austin LLP at (212) 839-5444 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Stephen C. Petrovich
Stephen C. Petrovich
Executive Vice President and General Counsel
Ardent Health, Inc.

cc:	Martin J. Bonick, President and Chief Executive Officer, Ardent Health, Inc. Michael P. Heinz, Sidley Austin LLP Samir A. Gandhi, Sidley Austin LLP